UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: July 31, 2023

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

TIM S.A.

Publicly-held Company

Corporate Taxpayer’s ID (CNPJ / ME) 02.421.421/0001-11

Corporate Registry (NIRE) 33.300.324.631

NOTICE TO THE MARKET

ELECTION OF MEMBER OF THE BOARD OF DIRECTORS

TIM S.A. ("TIM" or "Company") (B3: TIMS3; NYSE: TIMB), in accordance with Article 157 of Law No. 6,404/1976, the provisions of CVM Resolution 44 and Article 26 of the Novo Mercado Regulation, in continuity to the notice to the market released by the Company on June 22, 2023, informs its shareholders, the market in general and other stakeholders that:

As disclosed by the Company, on June 22, 2023, Mrs. Michela Mossini presented to the Company her resignations from the positions of member of the Board of Directors, member of the Control and Risk Committee (“CCR”) and member of the Environmental, Social & Governance Committee (“CESG”), with effects from June 21, 2023.

Due to the resignation above, the Board of Directors elected, by co-optation Mrs. Gigliola Bonino for the positions of member of the Board of Directors, member of the CCR and member of the CESG, with effect from July 31, 2023.

Mrs. Bonino is an Italian citizen graduated with a degree in Business and Economics in 1989, subsequently qualifying to practice as a Chartered Accountant (State Exam) and joining the professional Register in Italy. She is also an Auditor listed in the Register of Auditors in Italy having worked at financial institutions and industrial companies as a Financial Analyst and Industrial Controller.

She joined the TIM Group in 1990. In December 2021 she was made Head of the “Financial Reporting, Accounting & Revenue Assurance” Department of TIM S.p.A. and the TIM Group. Within the TIM Group, she has held the position of Head of TIM S.p.A. Financial Statements and Group Consolidated Financial Statements and, previously, Head of the Consolidation Process in the context of Planning and Control. Between 2019 and 2021 she was Deputy CEO and Director of TIMFin, contributing to the launch of the start-up. She is currently Chair of the Board of Directors of TIM Retail. In the past, she has been Director of INWIT S.p.A., of

Daphne3, of the holding TIM Brasil Serviços e Participações S.A., and of Telecom Italia Finance – Luxembourg. She was an Auditor at ASSIDA (association for complementary medical care for the executives of the Telecom Italia Group companies).

The Company will keep its shareholders and the market in general duly informed about the relevant updates related to its leadership, pursuant to CVM Resolution No. 44 and applicable legislation.

Rio de Janeiro, July 31, 2023

TIM S.A.

Alberto Mario Griselli

Chief Executive Officer and

Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: July 31, 2023	By:	/s/ Alberto Mario Griselli
Alberto Mario Griselli
Chief Executive Officer, Chief Financial Officer and Investor Relations Officer